Towngas
The Hong Kong and China Gas Company Limited

RECEIVED JAN 9 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 199

07020256

29 December 2006

Our ref: CS/GL/L/06-15

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

SUPPL

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement advertised in the newspaper on 21 December 2006;

2. A copy of a circular dated 23 December 2006 in respect of "Discloseable Transaction".

Thank you for your attention.

PROCESSED
JAN 16 2007
THOMSON FINANCIAL

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

ANNOUNCEMENT

The purpose of this announcement is to provide you with certain financial information on the Target Companies as well as the gain or loss expected to accrue to the Company arising from the Acquisition and the Consideration Share Issue and the basis for calculating the gain or loss.

Reference is made to the joint announcement of The Hong Kong and China Gas Company Limited (the "**Company**"), Panva Gas Holdings Limited ("**Panva**") and Enerchina Holdings Limited dated 4 December 2006 (the "**Announcement**") relating to the disposal by Hong Kong & China Gas (China) Limited ("**HK&CG(China)**") of its interests in 8 BVI subsidiaries in consideration for the allotment and issue by Panva of 772,911,729 shares in Panva to HK&CG(China). Capitalised terms used herein shall have the same meanings as defined in the Announcement, unless otherwise stated.

The purpose of this announcement is to provide you with certain financial information on the Target Companies as well as the gain or loss expected to accrue to the Company arising from the Acquisition and the Consideration Share Issue and the basis for calculating the gain or loss, which had not been included in the Announcement as such financial information were not available at the time of issue of the Announcement.

FINANCIAL INFORMATION ON THE TARGET COMPANIES

The aggregate audited net assets value of the Target Companies as at 30 September 2006 was approximately HK$80.1 million. The aggregate audited net profit before and after taxation and extraordinary items of the Target Companies were approximately HK$5.1 million and HK$2.5 million respectively for the financial year ended 31 December 2004 and the aggregate audited net profit before and after taxation and extraordinary items of the Target Companies were approximately HK$22.6 million and HK$22.0 million respectively for the financial year ended 31 December 2005.

EXPECTED GAIN ARISING FROM THE ACQUISITION AND THE CONSIDERATION SHARE ISSUE

The Company expects that, after Completion, the HKCG Group would record a gain on disposal of approximately HK$3,095 million as a result of the disposal of its interest in the Target Companies.

The above gain on disposal is determined based on the difference in the fair value of the Consideration Shares as at 15 December 2006 of HK$4.90 per share in Panva over the aggregate audited net assets value of the Target Companies attributable to the Company as at 30 September 2006 and the Shareholder Loans. Since the fair value of the Consideration Shares as at the Completion Date may be substantially different from the fair value as at 15 December 2006, and the aggregate net assets value of the Target Companies as at the Completion Date may also be different from their aggregate audited net assets value as at 30 September 2006, the final amount of the gain on disposal will be different from the amount presented above.

By Order of the Board
Alfred CHAN Wing Kin
Managing Director

Hong Kong, 20 December 2006

As at the date of this announcement, the Company's executive directors are Mr. Alfred Chan Wing Kin, Mr. Ronald Chan Tat Hung and Mr. James Kwan Yuk Choi; non-executive directors are Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing; and independent non-executive directors are Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po.

The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed herein have been arrived at after due and careful consideration, and there are no other facts not contained in this announcement, the omission of which would make any statement herein misleading.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **The Hong Kong and China Gas Company Limited**, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0003)

DISCLOSEABLE TRANSACTION

23 December 2006

CONTENTS

Page

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

"Acquisition"	the acquisition by Panva of the Sale Shares and the taking of the assignment of the Shareholder Loans in consideration of the Consideration Share Issue and subject to other terms and conditions of the Agreement
"Agreement"	the sale and purchase agreement dated 4 December 2006 between Panva, HK&CG(China) and the Company in relation to the Acquisition
"Announcement"	the announcement dated 4 December 2006 jointly issued by the Company, Panva and Enerchina in relation to, among other things, the Acquisition, the Agreement and the Consideration Share Issue
"APPL"	Asia Pacific Promotion Limited, a company incorporated in BVI and which is wholly-owned by Mr. Ou
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"BVI"	the British Virgin Islands
"Company"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange
"Completion"	completion of the Acquisition in accordance with the terms of the Agreement
"Completion Date"	the date on which Completion shall take place, being the second business day after the date on which the last of the Conditions is fulfilled or waived
"Condition(s)"	condition(s) precedent to Completion as set out in the Agreement
"Consideration Share Issue"	the allotment and issue of the Consideration Shares to HK&CG(China) as consideration for the Acquisition
"Consideration Shares"	772,911,729 Panva Shares, representing 45% of the share capital of Panva as at the date of the Agreement as enlarged by the issue of the Consideration Shares

"Directors"	the directors of the Company
"Enerchina"	Enerchina Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 0622)
"Enerchina Shareholders"	shareholders of Enerchina
"Executive"	the executive director of the Corporate Finance Division of the SFC or his delegates
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HK&CG(China)"	Hong Kong & China Gas (China) Limited, a company incorporated in BVI with limited liability and a wholly-owned subsidiary of the Company
"HKAS 28"	Hong Kong Accounting Standard 28 "Investments in Associates" issued by the Hong Kong Institute of Certified Public Accountants
"HKAS 36"	Hong Kong Accounting Standard 36 "Impairment of Assets" issued by the Hong Kong Institute of Certified Public Accountants
"HKFRS 3"	Hong Kong Financial Reporting Standard 3 "Business Combinations" issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Kenson"	Kenson Investment Limited, a company incorporated in BVI and a wholly-owned subsidiary of Enerchina
"Latest Practicable Date"	19 December 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	31 March 2007 or such later date as the parties to the Agreement may agree in writing
"LP Gas"	liquefied petroleum gas

"Mr. Ou"	Mr. Ou Ya Ping, Chairman and executive director of Panva, Enerchina and Sinolink who, jointly with his spouse, directly holds 0.07% of the shares in Enerchina and indirectly through APPL holds 14.2% of the shares in Enerchina and 0.54% of the shares in Panva as at the date of the Announcement
"Mr. Tang"	Mr. Tang Yui Man, Francis, Vice-Chairman of Panva and executive director of Panva, Enerchina and Sinolink and who directly holds 0.36% of the shares in Panva as at the date of the Announcement
"Panva"	Panva Gas Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1083)
"Panva EGM"	an extraordinary general meeting of Panva to be convened for the Panva Shareholders to consider and, if thought fit, to approve the Acquisition and Consideration Share Issue and for the Panva Independent Shareholders to consider and, if thought fit, approve the Whitewash Waiver
"Panva Group"	Panva and its subsidiaries
"Panva Independent Shareholders"	Panva Shareholders who are not precluded from voting under the Takeovers Code
"Panva Share(s)"	ordinary share(s) of HK$0.10 each in the capital of Panva
"Panva Shareholders"	Shareholders of Panva
"PRC"	The People's Republic of China which for the purpose of this circular excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Sale Shares"	the entire issued share capital of each of the Target Companies
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.25 each in the capital of the Company

"Shareholder Loans"	the outstanding loans due from the Target Companies to HK&CG(China) or its associates as at Completion, being approximately HK$568,093,080 (being the aggregate amount of HK$352,329,746, US$5,000,000 and RMB178,730,000, which, for purpose of illustration in this circular only, has been converted to HK$ based on the currency conversion rate of US$1.00 = HK$7.7816 and HK$1 = RMB 1.0106), together with all interest accrued thereon, if any
"Shareholders"	holders of Shares
"Sinolink"	Sinolink Worldwide Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (stock code: 1168)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Supreme All"	Supreme All Investments Limited, a company incorporated in BVI and a wholly-owned subsidiary of Enerchina
"Takeovers Code"	The Code on Takeovers and Mergers (as amended from time to time) issued by the SFC
"Target 1"	Hong Kong & China Gas (Qingdao) Limited, a company incorporated in BVI with limited liability
"Target 2"	Hong Kong & China Gas (Zibo) Limited, a company incorporated in BVI with limited liability
"Target 3"	Hong Kong & China Gas (Yantai) Limited, a company incorporated in BVI with limited liability
"Target 4"	Hong Kong & China Gas (Weifang) Limited, a company incorporated in BVI with limited liability
"Target 5"	Hong Kong & China Gas (Weihai) Limited, a company incorporated in BVI with limited liability
"Target 6"	Hong Kong & China Gas (Taian) Limited, a company incorporated in BVI with limited liability
"Target 7"	Hong Kong & China Gas (Maanshan) Limited, a company incorporated in BVI with limited liability
"Target 8"	Hong Kong & China Gas (Anqing) Limited, a company incorporated in BVI with limited liability

"Target Companies"	Target 1, Target 2, Target 3, Target 4, Target 5, Target 6, Target 7 and Target 8
"US$"	United States dollars, the lawful currency of the United States of America
"Whitewash Waiver"	a waiver of the obligation of HK&CG(China) and parties acting in concert with it to make a mandatory offer for all the securities of Panva (other than those already owned by them immediately after Completion) from the SFC pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code
"%"	per cent.

In this circular, RMB has been converted to HK$ at the rate of RMB1.0106 = HK$1 and US$ has been converted to HK$ at the rate of HK$7.7816 = US$1 for illustration purpose only. No representation is made that any amounts in RMB, HK$ or US$ have been, could have been or could be converted at the above rate or at any other rates or at all.

English names of the PRC established companies/entities in this circular are only translations of their official Chinese names. In case of inconsistency, the Chinese names prevail.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Mr. Alfred CHAN Wing Kin *(Managing Director)*
Mr. Ronald CHAN Tat Hung
Mr. James KWAN Yuk Choi

Non-executive Directors:
Dr. LEE Shau Kee *(Chairman)*
Mr. Colin LAM Ko Yin
Mr. LEE Ka Kit
Mr. LEE Ka Shing

Independent Non-executive Directors:
Mr. LIU Lit Man
Mr. LEUNG Hay Man
Dr. The Hon. David LI Kwok Po

Registered office and principal place of business:
23rd Floor
363 Java Road
North Point
Hong Kong

23 December 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1. INTRODUCTION

The Company, Panva and Enerchina jointly announced on 4 December 2006 that on 4 December 2006, Panva entered into the Agreement with HK&CG(China) and the Company pursuant to which Panva conditionally agreed to purchase from HK&CG(China) the Sale Shares and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement. In consideration for the purchase of the Sale Shares and the assignment of the Shareholder Loans, Panva agreed to allot and issue the Consideration Shares (each credited as fully paid) to HK&CG(China). HK&CG(China) is a wholly-owned subsidiary of the Company and the Target Companies are wholly-owned subsidiaries of HK&CG(China).

The transactions under the Agreement constitute a discloseable transaction for the Company and is subject to the announcement and reporting requirements but will be exempted from the shareholders' approval requirements under the Listing Rules. The purpose of this circular is to provide you with further information on the Agreement and the Acquisition.

2. THE ACQUISITION

On 4 December 2006, Panva entered into the Agreement with HK&CG(China) and the Company pursuant to which Panva conditionally agreed to purchase from HK&CG(China) the Sale Shares and to purchase and take assignment of the Shareholder Loans subject to the terms and conditions of the Agreement. The Company, being the holding company of HK&CG(China), agreed to guarantee the performance of HK&CG(China) of its obligations under the Agreement.

Set out below is a summary of the principal terms of the Agreement:

Date: 4 December 2006

Parties:

(1) Panva (as the purchaser)

(2) HK&CG(China) (as the vendor)

(3) the Company (as the vendor's guarantor)

Panva was incorporated in the Cayman Islands and its principal activities are the sale and distribution of LP Gas and natural gas in the PRC, including the sale of LP Gas in bulk and in cylinders, the provision of piped gas and natural gas, construction of gas pipelines, the operation of city gas pipeline network, the operation of gas fuel automobile refilling stations, and the sale of LP Gas and natural gas household appliances.

HK&CG(China) was incorporated in BVI and is an investment holding company. HK&CG(China) holds the entire issued capital of the Target Companies which in turn hold, collectively, 27% to 100% equity interests in 10 PRC companies. These PRC companies are engaged in the operation of piped gas assets and related business in the PRC.

The Company was incorporated in Hong Kong with limited liability. It is principally engaged in the production, distribution and marketing of gas and related activities in Hong Kong and the PRC. The Company is held as to approximately 38.47% by Henderson Investment Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Main Board of the Stock Exchange (stock code: 0097), which in turn is owned as to approximately 67.94% by Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Main Board of the Stock Exchange (stock code: 0012).

There is no prior equity relationship or transaction between HK&CG(China) or the Company with each of Panva, Enerchina or Sinolink before the entering into of the Acquisition.

To the best of the knowledge, information and belief of the directors of the Company, having made all reasonable enquiries, Panva and Enerchina and their respective ultimate beneficial owners are third parties independent from the Company and its connected persons.

Subject matter: The subjects of the Acquisition are:

(1) The Sale Shares

The entire issued share capital of each of the Target Companies, which hold, collectively, equity interests varying from 27% to 100% in 10 PRC companies. These PRC companies operate in various cities in the PRC including Qingdao, Zibo, Longkou, Weifang, Weihai, Taian, Maanshan and Anqing. They are all engaged in the operation of piped gas assets and related business in the PRC.

(2) The Shareholder Loans

The outstanding loans due from the Target Companies to HK&CG(China) or its associates as at Completion, being approximately HK$568,093,080, together with all interest accrued thereon, if any. The Shareholder Loans will be assigned to Panva upon Completion such that Panva will become the beneficiary to whom these loans will be repaid.

Consideration: The consideration of the Acquisition is calculated by reference to the final valuation of the Target Companies, which the parties have agreed to be HK$3,230,771,027.

The consideration of the Acquisition will be satisfied by the allotment and issue by Panva of the Consideration Shares to HK&CG(China). Such Consideration Shares will be issued at a unit price of HK$4.18 per Panva Share. Based on the issued share capital of Panva of 944,669,891 Panva Shares as at the date of the Agreement, the Consideration Shares represent approximately 81.82% of the then existing issued share capital of Panva and represent 45% of the issued share capital of Panva as at the date of the Agreement as enlarged by the issue of the Consideration Shares. There is no lockup arrangement regarding the trading of the Consideration Shares.

The closing price of the Panva Shares as quoted on the Stock Exchange on 30 November 2006, being the last trading day in respect of the Panva Shares immediately prior to the date of the Announcement was HK$3.96 per Panva Share ("Last Closing Price"). The issue price of the Consideration Shares, being HK$4.18 per Panva Share, represents a premium of approximately 5.56% over the Last Closing Price, and a

premium of approximately 11.82% and a premium of approximately 12.70% over the average closing price of the Panva Shares as quoted on the Stock Exchange for the last five and ten consecutive trading days in respect of the Panva Shares immediately prior to and including the last trading day prior to the date of the Announcement respectively.

The consideration of the Acquisition has been determined after arm's length negotiations among parties, taking into account the following factors:

(a) the future prospects of the Target Companies, including the expected profit-generating capability of these companies;

(b) the price to book ratios of the other piped gas companies;

(c) the operational synergies anticipated to be achieved through the Acquisition;

(d) the expected improvement of Panva's market and competitive position as a result of the Acquisition; and

(e) the prospective benefits associated with the Company's shareholding in Panva including the sharing of piped gas expertise and managerial support.

The Consideration Shares will rank pari passu in all respects with the Panva Shares in issue as at the Completion Date. Panva will apply to the Stock Exchange for the listing of and permission to deal in the Consideration Shares.

Conditions precedent: Completion of the Agreement is conditional upon the satisfaction of the following Conditions on or before the Long Stop Date:

(a) the passing by the Panva Shareholders of the resolutions approving the purchase of the Sale Shares, the taking of assignment of the Shareholder Loans and the Consideration Share Issue in accordance with the Agreement and the relevant requirements of the Listing Rules;

(b) the passing by the Panva Independent Shareholders of the resolution approving the Whitewash Waiver in accordance with the relevant requirements of the Takeovers Code;

(c) the passing by the Enerchina Shareholders of the resolution approving the purchase of the Sale Shares, the taking of assignment of the Shareholder Loans by Panva and the Consideration Share Issue in accordance with the requirements of the Listing Rules;

(d) the listing of and permission to deal in the Consideration Shares on the Main Board of the Stock Exchange having been granted by the Stock Exchange with or without conditions;

(e) no relevant government, governmental, quasi-governmental, statutory or regulatory body, court or agency having granted any order or made any decision that restrict or prohibit the implementation of the transactions contemplated in the Agreement;

(f) the SFC granting the Whitewash Waiver;

(g) the warranties given by HK&CG(China) under the Agreement remaining true and not misleading in all material respects at Completion; and

(h) the warranties given by Panva under the Agreement remaining true and not misleading in all material respects at Completion.

HK&CG(China) and the Company shall provide all reasonable assistance to Panva with respect to the performance of its obligations to fulfil the Conditions (a) to (d) above by no later than the Long Stop Date.

Neither Panva nor HK&CG(China) has the right to waive any of the Conditions (a) to (f). Panva may waive Condition (g) at its discretion and HK&CG(China) may waive Condition (h) at its discretion.

Completion: Panva shall not be obliged to complete the purchase of and HK&CG(China) shall not be obliged to complete the sale of any of the Sale Shares and the Shareholder Loans unless the sale and purchase of all the Sale Shares and the Shareholder Loans are completed simultaneously.

The Agreement shall be completed on the Completion Date.

If any of the Conditions is not satisfied on or before the Long Stop Date, the Agreement shall terminate (save and except otherwise stated in the Agreement) and no party shall have any claim against the others except in respect of any antecedent breach of the terms of the Agreement.

Guarantee: The Company entered into the Agreement to guarantee the performance by HK&CG(China) of its obligations under the Agreement.

3. SHAREHOLDING STRUCTURE OF PANVA AND THE TARGET COMPANIES

The diagrams below illustrate the simplified corporate structure of Panva and the Target Companies as at the date of the Agreement and immediately after Completion.

Corporate structure of Panva as at the date of the Agreement:


APPL
Enerchina
0.5%
100%
100%
Kenson
Supreme All
Value Partners Limited
Public
42.5%
17.9%
10.7%
28.4%
60.4%
Panva
Existing Business

Note: The figures in the above corporate structure graph have been rounded to one decimal place.

Simplified corporate structure of the Target Companies as at the date of the Agreement:


the Company
100%
Other Business
HK&CG(China)
100%
100%
100%
100%
100%
100%
100%
100%
Target 1
Target 2
Target 3
Target 4
Target 5
Target 6
Target 7
Target 8
90%
60%
Qingdao Zhongji Hong Kong and China Gas Co Ltd
Qingdao Dong Yi Hong Kong and China Gas Co Ltd
100%
Longkou Hong Kong and China Gas Co Ltd
50%
Weihai Hong Kong and China Gas Co Ltd
50%
Maanshan Hong Kong and China Gas Co Ltd
Other business
50%
27%
Zibo Hong Kong and China Gas Co Ltd
Zibo Lubo Gas Company Ltd
50%
Weifang Hong Kong and China Gas Co Ltd
50%
Taian Taishan Hong Kong and China Gas Co Ltd
50%
Anqing Hong Kong and China Gas Co Ltd

Corporate structure of Panva immediately after Completion:


Enerchina
HK&CG(China)
Public
100%
100%
Kenson
Supreme All
44.85%
25% (Note 2)
30.16% (Note 1)
Panva
100%
100%
100%
100%
100%
100%
100%
100%
Existing Business
Target 1
Target 2
Target 3
Target 4
Target 5
Target 6
Target 7
Target 8
90%
60%
100%
50%
50%
Qingdao Zhongji Hong Kong and China Gas Co Ltd
Qingdao Dong Yi Hong Kong and China Gas Co Ltd
Longkou Hong Kong and China Gas Co Ltd
Weihai Hong Kong and China Gas Co Ltd
Maanshan Hong Kong and China Gas Co Ltd
50%
27%
50%
50%
50%
Zibo Hong Kong and China Gas Co Ltd
Zibo Lubo Gas Company Ltd
Weifang Hong Kong and China Gas Co Ltd
Taian Taishan Hong Kong and China Gas Co Ltd
Anqing Hong Kong and China Gas Co Ltd

Notes:

1. 9.84% interest and 20.32% interest of which will be held by Supreme All and Kenson respectively (assuming that Kenson has placed down 2.96% interest in Panva as a result of Enerchina's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

2. It assumes that 0.30% interest (being the entire interest of APPL in Panva immediately after the Consideration Share Issue) and 2.96% interest in Panva have been placed down by APPL and Kenson respectively, on or before Completion (as a result of the respective undertakings of APPL and Enerchina to the Stock Exchange to maintain the public float of Panva) and the 100,906,538 Panva Shares currently held by Value Partners Limited will have been proportionately diluted upon Completion as a result of the Consideration Share Issue.

The following table illustrates the shareholdings of Panva before and immediately after the Acquisition and the Consideration Share Issue:

	Before the Acquisition and the Consideration Share Issue		Immediately after the Acquisition and the Consideration Share Issue	
	Number of Panva Shares held as at the date of the Latest Practicable Date	Approx. % share capital as at the date of the Latest Practicable Date	Number of Panva Shares held	Approx. % share capital as enlarged by the Consideration Share Issue
Kenson	401,233,462	42.22	350,222,842 *(Note 1)*	20.32 *(Note 1)*
Supreme All	169,491,525	17.83	169,491,525	9.84
APPL	5,081,600	0.53	0 *(Note 2)*	0 *(Note 2)*
HK&CG(China)	0	0	772,911,729	44.85
Value Partners Limited	100,906,538	10.62	100,906,538 *(Note 3)*	5.86 *(Note 3)*
Public shareholders	273,706,766	28.80	329,798,986 *(Note 4)*	19.14 *(Note 4)*
Total number of Panva Shares	**950,419,891**	**100.00%**	**1,723,331,620**	**100.00%**

Note 1: It assumes that Kenson has placed down 2.96% interest in Panva (as a result of Enerchina's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

Note 2: It assumes that APPL has placed down its 0.30% interest in Panva (as a result of APPL's undertaking to the Stock Exchange to maintain the public float of Panva) on or before Completion.

Note 3: As at the Latest Practicable Date, Value Partners Limited is a substantial shareholder (as defined under the Listing Rules) of Panva and its shareholding in Panva is therefore not regarded as being held in public hands. Such shareholding, however, will have been proportionately diluted upon Completion as a result of the Consideration Share Issue and will accordingly be qualified as part of the public float.

Note 4: The number excludes the Panva Shares held by Value Partners Limited and assuming that 0.30% interest and 2.96% interest in Panva have been placed down by APPL and Kenson respectively on or before Completion.

4. INFORMATION ON THE TARGET COMPANIES

The Target Companies are private companies incorporated in BVI and are wholly-owned subsidiaries of HK&CG(China). The Target Companies hold, collectively, equity interests varying from 27% to 100% in 10 PRC companies. These PRC companies operate in various cities in the PRC including Qingdao, Zibo, Longkou, Weifang, Weihai, Taian, Maanshan and Anqing, which are all engaged in the operation of piped gas assets and related business in the PRC.

The aggregate audited net assets value of the Target Companies as at 30 September 2006 was approximately HK$80.1 million.

The aggregate audited net profit before and after taxation and extraordinary items of the Target Companies were approximately HK$5.1 million and HK$2.5 million respectively for the financial year ended 31 December 2004 and the aggregate audited net profit before and after taxation and extraordinary items of the Target Companies were approximately HK$22.6 million and HK$22.0 million respectively for the financial year ended 31 December 2005.

As at Completion, Shareholder Loans in the aggregate amount of approximately HK$568,093,080 will be due and owing from the Target Companies to HK&CG(China). Of such Shareholder Loans, approximately HK$476.7 million are non-interest bearing and approximately HK$91.4 million are interest bearing, with interest rates ranging from 4.25% per annum to 5.86% per annum. The maturity schedule of the Shareholder Loans is set out below:

Maturity	**Approximate amount (HK$)** *(Note)*
No definite repayment term	352,329,746
By December 2007	38,908,000
2008 to 2010	52,444,093
2011 to 2016	124,411,241
	568,093,080

Note: For purpose of illustration in this circular only, the amount has been converted to HK$ based on the currency conversion rate of US$1.00 = HK$7.7816 and HK$1 = RMB1.0106. No representation is made that any amounts in RMB, US$ or HK$ could have been converted at such rate or any other rates.

After Completion, those PRC companies in which the Target Companies have more than 50% equity interests (Qingdao Zhongji Hong Kong and China Gas Co. Ltd., Qingdao Dong Yi Hong Kong and China Gas Co. Ltd. and Longkou Hong Kong and China Gas Co. Ltd.) will be treated as subsidiaries and their results will be consolidated by purchase method of accounting into the accounts of Panva. Those PRC companies in which the Target Companies have no more than 50% equity interests will be treated as either associated company (Zibo Lubo Gas Company Limited) or jointly controlled entities (Zibo Hong Kong and China Gas Co. Ltd., Weihai Hong Kong and China Gas Co. Ltd., Weifang Hong Kong and China Gas Co. Ltd., Taian Taishan Hong Kong and China Gas Co. Ltd., Maanshan Hong Kong and China Gas Co. Ltd. and Anqing Hong Kong and China Gas Co. Ltd.) and their results will be equity accounted for in the books of Panva.

5. INFORMATION ON PANVA

The audited consolidated net assets value of Panva as at 31 December 2005 was approximately HK$2,032 million.

The audited consolidated net profit before and after taxation and extraordinary items of Panva were approximately HK$332 million and HK$312 million respectively for the financial year ended 31 December 2004 and the aggregate audited consolidated net profit before and after taxation and extraordinary items of Panva were approximately HK$241 million and HK$206 million respectively for the financial year ended 31 December 2005.

The unaudited consolidated net assets value of Panva as at 30 June 2006 were approximately HK$1,910 million and the aggregate unaudited consolidated net loss before and after taxation and extraordinary items of Panva were approximately HK$184 million and HK$191 million respectively for six months ended 30 June 2006.

6. REASONS FOR AND BENEFITS OF THE ACQUISITION

The Acquisition represents a significant milestone in achieving the Company's goal of becoming the premier piped gas operator in Asia and will allow the Company to gain exposure to Panva's valuable network of gas projects across the PRC. On a combined basis, the Company and Panva will have 60 projects spanning 55 cities and 12 provinces across the PRC. The Company believes that the combination of its piped gas operations and its approximately 45% interest in Panva will improve its ability to capitalize on the rapid development of piped gas infrastructure in the PRC.

The Company will not have injected all its piped gas and related business in the PRC into Panva after Completion and will continue to maintain its piped gas and related business in other parts of the PRC such as Guangdong province, Central China, Eastern China, Northern China and Northwestern China. Particulars of the gas projects of the Group in the PRC are disclosed in the 2005 annual report as well as the 2006 interim report of the Company. No non-competition undertaking has been given by the Company to Panva not to compete with Panva's business in respect of piped gas and related business.

Notwithstanding the above, it is the intention of the Company to promote Panva as a leading piped gas operator in the PRC. The Company intends to support Panva as an acquisition platform for future piped gas projects in the PRC. The Company and Panva intend to coordinate on future acquisitions and evaluate the most appropriate acquisition platform on a by-project basis. Factors to be considered will include, among others, the ability to extract operational synergies with existing operations, legal requirements of the project, familiarity with the local business environment and scale of the investment. The Company and Panva's cooperation may also include the possibility of jointly pursuing piped gas project acquisitions. In light of the above and that the existing piped gas business of the Company and Panva are situated in different locations of the PRC serving different customers, the Board is of the view that competition between the Company and Panva in respect of similar business could be avoided.

No particular piped gas project has been identified by the parties for future acquisition as at the date of this circular.

The Directors (including the independent non-executive Directors) believe that the Agreement is entered into on normal commercial terms and the terms of the Agreement are fair and reasonable and are in the interests of the Group and the Shareholders as a whole.

7. FINANCIAL EFFECTS OF THE ACQUISITION

As at the Latest Practicable Date, the Target Companies are wholly-owned subsidiaries of HK&CG(China), which is a wholly-owned subsidiary of the Company. Immediately after Completion, the Target Companies will cease to be subsidiaries of the Group. The Company, through HK&CG(China), will be interested in approximately 45% of the Panva Group upon Completion (on the basis that other than the Consideration Shares, no further Panva Shares will be issued from the Latest Practicable Date up to Completion) and will treat Panva as an associated company. The Company will determine the amount of goodwill arising from the Acquisition in accordance with the HKFRS 3 "Business Combinations" which will be included in the investment in associated company. Such goodwill is subject to impairment assessment as required by the HKAS 28 "Investments in Associates" and the HKAS 36 "Impairment of Assets". After Completion, the results of the Panva Group will be accounted for by the Company by equity method of accounting.

The Company expects that, after Completion, the Group would record a gain on disposal of approximately HK$3,095 million as a result of the disposal of its interest in the Target Companies.

The above gain on disposal is determined based on the difference in the fair value of the Consideration Shares as at 15 December 2006 of HK$4.90 per Panva Share over the aggregate audited net assets value of the Target Companies attributable to the Company as at 30 September 2006 and the Shareholder Loans. Since the fair value of the Consideration Shares as at the Completion Date may be substantially different from the fair value as at 15 December 2006, and the aggregate net assets value of the Target Companies as at the Completion Date may also be different from their aggregate audited net assets value as at 30 September 2006, the final amount of the gain on disposal will be different from the amount presented above.

8. PROPOSED CHANGE OF BOARD COMPOSITION OF PANVA

Upon Completion, HK&CG(China) will appoint 4 persons, namely, Mr. Chan Wing Kin, Alfred ("Mr. Chan"), Mr. Kwan Yuk Choi, James ("Mr. Kwan"), Mr. Ho Hon Ming, John and Mr. Wong Wai Yee, Peter to the board of directors of Panva as executive directors of Panva, while Enerchina will cause 3 executive directors (namely, Mr. Tang, Mr. Li Fujun and Mr. Zhang Keyu) to resign from the board of directors of Panva. Accordingly, the board of directors of Panva will have 11 members upon Completion, comprising 7 executive directors, 1 non-executive director and 3 independent non-executive directors. Mr. Ou will resign as chairman of Panva and HK&CG(China) will appoint Mr. Chan as chairman of Panva upon Completion.

Notwithstanding that Mr. Chan and Mr. Kwan are also Directors, they will have sufficient time also act as the executive directors of Panva after Completion. Mr. Chan and Mr. Kwan will likely be less involved in the day-to-day management of Panva after they are appointed to the board of Panva but will be involved in major decision making processes and will continue to perform and discharge their duties as directors of Panva, while the other two executive directors appointed by HK&CG(China) to the board

of Panva, namely, Mr. Ho Hon Ming, John and Mr. Wong Wai Yee, Peter will take on more management responsibilities of Panva. It is therefore expected that there should not be any conflict for Mr. Chan and Mr. Kwan in the discharge of their duties as the respective directors of the Company and Panva. Mr. Chan and Mr. Kwan will comply with applicable provisions of the Listing Rules and the constitutional documents of the Company and Panva in case any conflict exists in the discharge of their duties as directors of both companies.

Other than the change in the board composition of Panva set out above, there will not be any other changes in the senior management member of Panva as a result of the Acquisition.

9. DISCLOSEABLE TRANSACTION

The transactions under the Agreement constitute a discloseable transaction for the Company and is subject to the announcement and reporting requirements but will be exempted from the shareholders' approval requirements under the Listing Rules.

10. WHITEWASH WAIVER APPLICATION

HK&CG(China) will acquire the Consideration Shares upon Completion. An obligation on the part of HK&CG(China) and parties acting in concert with it to make a mandatory general offer for all the securities of Panva not already owned by HK&CG(China) and parties acting in concert with it will accordingly arise under Rule 26 of the Takeovers Code. In this regard, an application has been made by HK&CG(China) to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Panva Independent Shareholders at the Panva EGM by way of poll. The SFC has indicated that APPL, Kenson, Supreme All and Enerchina should abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM on the basis that they may not be regarded as sufficiently independent for the purpose of the Takeovers Code. The Company understands that each of APPL, Kenson, Supreme All and Enerchina will abstain from voting in respect of the resolution to approve the Whitewash Waiver at the Panva EGM.

11. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Alfred CHAN Wing Kin
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular (other than that relating to Panva, Enerchina and Sinolink) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular (other than relating to Panva, Enerchina and Sinolink) have been arrived at after due and careful consideration, and there are no other facts not contained in this circular (other than that relating to Panva, Enerchina and Sinolink), the omission of which would make any statement herein misleading.

The information contained herein relating to Panva, Enerchina and Sinolink has been supplied by the directors of Panva who collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to Panva, Enerchina and Sinolink only and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular relating to Panva, Enerchina and Sinolink only have been arrived at after due and careful consideration, and there are no other facts not contained in this circular relating to Panva, Enerchina and Sinolink only, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests and short positions of each Director and the chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in the Listing Rules, to be notified to the Company and Stock Exchange, were as follows:

Long positions in Shares

Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approx. % *(Note 1)*
Dr. Lee Shau Kee	3,226,174	-	2,203,861,776 *(Note 7)*	-	2,207,087,950	40.07
Mr. Liu Lit Man	1,778,681	-	-	-	1,778,681	0.03
Dr. The Hon. David Li Kwok Po	15,000,000	-	-	-	15,000,000	0.27
Mr. Ronald Chan Tat Hung	1,940	-	-	-	1,940	0.00
Mr. Lee Ka Kit	-	-	-	2,203,861,776 *(Note 6)*	2,203,861,776	40.01
Mr. Alfred Chan Wing Kin	102,825 *(Note 2)*	-	-	-	102,825	0.00
Mr. James Kwan Yuk Choi	36,300	41,129	-	-	77,429	0.00
Mr. Lee Ka Shing	-	-	-	2,203,861,776 *(Note 6)*	2,203,861,776	40.01

Long positions in shares of associated corporations of the Company

Lane Success Development Limited

Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approx. % *(Note 1)*
Dr. Lee Shau Kee	–	–	9,500 *(Note 8)*	–	9,500	95
Mr. Lee Ka Kit	–	–	–	9,500 *(Note 8)*	9,500	95
Mr. Lee Ka Shing	–	–	–	9,500 *(Note 8)*	9,500	95

Primeland Investment Limited

Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approx. % *(Note 1)*
Dr. Lee Shau Kee	–	–	95 *(Note 9)*	–	95	100
Mr. Lee Ka Kit	–	–	–	95 *(Note 9)*	95	100
Mr. Lee Ka Shing	–	–	–	95 (Note 9)	95	100

Yieldway International Limited

Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approx. % *(Note 1)*
Dr. Lee Shau Kee	–	–	2 *(Note 10)*	–	2	100
Mr. Lee Ka Kit	–	–	–	2 *(Note 10)*	2	100
Mr. Lee Ka Shing	–	–	–	2 *(Note 10)*	2	100

Panva

Director	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approx. % *(Note 1)*
Dr. Lee Shau Kee	–	–	772,911,729 *(Note 11)*	–	772,911,729	81.32
Mr. Lee Ka Kit	–	–	–	772,911,729 *(Note 11)*	772,911,729	81.32
Mr. Lee Ka Shing	–	–	–	772,911,729 *(Note 11)*	772,911,729	81.32

(b) So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons (other than a Director or chief executive of the Company) or corporations had interests or short positions in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Long positions

Name of company	**No. of Shares in which interested**	**%** *(Note 1)*
Disralei Investment Limited *(Note 3)*	1,159,024,597	21.04
Timpani Investments Limited *(Note 3)*	1,643,249,599	29.83
Henderson Investment Limited *(Note 3)*	2,119,415,545	38.47
Kingslee S.A. *(Note 3)*	2,119,415,545	38.47
Henderson Land Development Company Limited *(Note 3)*	2,119,415,545	38.47
Henderson Development Limited *(Note 4)*	2,123,382,017	38.55
Hopkins (Cayman) Limited *(Note 5)*	2,203,861,776	40.01
Riddick (Cayman) Limited *(Note 6)*	2,203,861,776	40.01
Rimmer (Cayman) Limited *(Note 6)*	2,203,861,776	40.01
Macrostar Investment Limited *(Note 3)*	476,165,946	8.64
Medley Investment Limited *(Note 3)*	484,225,002	8.79

Notes:

1. Approximate percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.

2. These Shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.

3. These 2,119,415,545 Shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Henderson Investment Limited ("HI"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of HI. Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD"), owned 67.94% of the total issued shares in HI.

4. Henderson Development Limited ("HD") beneficially owned 57.80% of the total issued shares in HLD. Of these 2,123,382,017 Shares, 2,119,415,545 Shares represented the Shares described in Note 3 and the other Shares were beneficially owned by a wholly-owned subsidiary of HD.

5. Of these 2,203,861,776 Shares, 2,123,382,017 Shares represented the Shares described in Notes 3 and 4 and 80,479,759 Shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

6. These 2,203,861,776 Shares are duplicated in the interests described in Note 5. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these Shares by virtue of Part XV of the SFO.

7. These 2,203,861,776 Shares included the Shares described in Notes 3 to 6. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these Shares by virtue of Part XV of the SFO.

8. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 3 to 7 by virtue of Part XV of the SFO.

9. These 95 shares in Primeland Investment Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 30 shares) and a wholly-owned subsidiary of HLD (as to 65 shares). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 3 to 7 by virtue of Part XV of the SFO.

10. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 3 to 7 by virtue of Part XV of the SFO.

11. HK&CG(China), a wholly-owned subsidiary of the Company, was deemed to have acquired 772,911,729 Panva Shares by virtue of its entering into the Agreement with Panva and the Company on 4 December 2006 pursuant to which Panva agreed to acquire the Sale Shares and Shareholder Loans in consideration of the allotment and issue of 772,911,729 Panva Shares to HK&CG(China). Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 3 to 7 by virtue of Part XV of the SFO.

(c) So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons (other than a Director, chief executive of the Company or a member of the Group) were directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group and the amount of each of such person's interest in such securities, together with particulars of any options in respect of such capital, were as follows:

Name of member of the Group	Name of the shareholder	percentage interest
丹陽港華燃氣有限公司 (Danyang Hong Kong and China Gas Company Limited)	丹陽市煤氣公司	20%
ECO Aviation Fuel Services Limited	Shell Hong Kong Limited	33%
廣州東永港華煤氣有限公司 (Guangzhou Dongyong Hong Kong & China Gas Limited)	廣州世星投資有限公司	20%
廣州港華燃氣有限公司 (Guangzhou Hong Kong and China Gas Company Limited)	廣州市番禺煤氣有限公司	20%
廣州建科港華燃氣有限公司 (Guangzhou Jianke Hong Kong and China Gas Company Limited)	廣州開發區建設發展集團有限公司	30%
吉林港華燃氣有限公司 (Jilin Hong Kong and China Gas Company Limited)	吉林市燃氣公司	37%
金壇港華燃氣有限公司 (Jintan Hong Kong and China Gas Co., Ltd.)	金壇市鹽業化學工業總公司有限公司	40%
南京化學工業園港華燃氣有限公司 (Nanjing Chemical Industry Park Hong Kong and China Gas Company Limited)	南京化學工業園公用事業有限責任公司	20%
青島東億港華燃氣有限公司 (Qingdao Dong Yi Hong Kong and China Gas Co., Ltd.)	青島東億實業總公司	40%

Name of member of the Group	Name of the shareholder	percentage interest
青島中即港華燃氣有限公司 (Qingdao Zhongji Hong Kong and China Gas Company Limited)	即墨市市政工程建設總公司	10%
山西港華煤層氣有限公司 (Shanxi Hong Kong & China Coalbed Gas Co., Ltd.)	山西晉城無煙煤礦業集團有限責任公司	30%
佛山市順德區港華燃氣有限公司 (Shunde Hong Kong and China Gas Company Limited)	佛山市順德區南華投資有限公司	30%
	何炳坤	10%
蘇州港華燃氣有限公司 (Suzhou Hong Kong and China Gas Co., Ltd.)	蘇州工業園區市政公用發展集團有限公司	45%
泰州港華燃氣有限公司 (Taizhou Hong Kong and China Gas Company Limited)	泰州城市燃氣有限公司	35%
銅陵港華燃氣有限公司 (Tongling Hong Kong and China Gas Company Limited)	銅陵市燃氣總公司	30%
桐鄉港華天然氣有限公司 (Tongxiang Hong Kong and China Gas Company Limited)	桐鄉市天然氣投資有限公司	24%
Uticom Limited	Innocom Limited	40%
蕪湖華衍水務有限公司 (Wuhu Hong Kong and China Water Company Limited)	蕪湖市建設投資有限公司	25%
吳江港華燃氣有限公司 (Wujiang Hong Kong and China Gas Company Limited)	吳江城市投資發展有限公司	20%
吳江華衍水務有限公司 (Wujiang Hong Kong and China Water Company Limited)	吳江市區域自來水投資有限公司	20%

Name of member of the Group	Name of the shareholder	percentage interest
徐州港華燃氣有限公司 (Xuzhou Hong Kong and China Gas Company Limited)	徐州市燃氣總公司	20%
宜興港華燃氣有限公司 (Yixing Hong Kong and China Gas Company Limited)	江蘇萬峰燃氣股份有限公司	20%
張家港港華燃氣有限公司 (Zhangjiagang Hong Kong and China Gas Company Limited)	張家港市能源投資發展有限公司 張家港市燃氣總公司	39% 10%
中山港華燃氣有限公司 (Zhongshan Hong Kong and China Gas Limited)	中山市城市建設投資集團有限公司	30%
中山小欖港華燃氣有限公司 (Zhongshan Xiaolan Hong Kong and China Gas Limited)	中山市小欖鎮城建資產經營有限公司	20%

(d) Save as disclosed above, as at the Latest Practicable Date:

(i) none of the Directors nor the chief executive of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in the Listing Rules, to be notified to the Company and Stock Exchange; and

(ii) none of the Directors nor the chief executive of the Company was aware of any other person (other than a Director or chief executive of the Company) or corporation who had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO, or who/which was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group (excluding contracts expiring or determinable by relevant member of the Group within one year without payment of compensation, other than statutory compensation).

4. LITIGATION

So far as the Directors are aware, as at the Latest Practicable Date, there were no material litigations or claims of material importance pending or threatened against any member of the Group.

5. COMPETING INTEREST

So far as the Directors are aware, as at the Latest Practicable Date, none of the Directors or their respective associates had any interests in any business that competes or is likely to compete, either directly or indirectly, with the business of the Group.

6. GENERAL

(a) The registered office and principal place of business of the Company is situated at 23rd Floor, 363 Java Road, North Point, Hong Kong.

(b) The Company's share registrars is Computershare Hong Kong Investor Services Limited situated at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(c) The secretary and qualified accountant of the Company is Mr. Chan Tat Hung, Ronald, *F.C.P.A., F.C.C.A., F.C.M.A., F.C.P.A.(Aust), F.C.I.S., M.H.K.S.I.*

(d) In case of discrepancies between the English version and the Chinese version of this circular, the English version shall prevail.

3. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立服務合約(不包括於一年內屆滿或可於一年內由本集團的相關成員公司終止而毋須支付法定補償以外補償的合約)。

4. 訴訟

據董事所知，於最後實際可行日期，本集團任何成員公司概無待決或受威脅的重大訴訟或重大索償。

5. 競爭權益

據董事所知，於最後實際可行日期，董事及彼等各自的聯繫人士概無於任何構成或可能直接或間接構成與本集團業務競爭的業務中擁有權益。

6. 一般事項

(a) 本公司的註冊辦事處及香港主要營業地點的地址為香港北角渣華道363號23樓。

(b) 本公司的股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(c) 本公司的秘書及合資格會計師為陳達雄先生，*F.C.P.A., F.C.C.A., F.C.M.A., F.C.P.A. (Aust), F.C.I.S., M.H.K.S.I.*。

(d) 本通函內中英文版本如有歧義，概以英文版本為準。

本集團的成員公司名稱	股東名稱	權益百分比
徐州港華燃氣有限公司	徐州市燃氣總公司	20%
宜興港華燃氣有限公司	江蘇萬峰燃氣股份有限公司	20%
張家港港華燃氣有限公司	張家港市能源投資發展有限公司	39%
	張家港市燃氣總公司	10%
中山港華燃氣有限公司	中山市城市建設投資集團有限公司	30%
中山小欖港華燃氣有限公司	中山市小欖鎮城建資產經營有限公司	20%

(d) 除上文所披露者外，於最後實際可行日期：

(i) 本公司董事及最高行政人員或彼等的聯繫人士概無於本公司或其任何相聯法團(按《證券及期貨條例》第XV部的涵義)的股份、相關股份或債券中擁有(i)根據《證券及期貨條例》第XV部第7及第8分部必須通知本公司及聯交所的權益或短倉(包括根據《證券及期貨條例》有關條文彼等被視為或當作擁有的權益或短倉)；或(ii)根據《證券及期貨條例》第352條規定必須載入該條例所指的登記冊內的權益及短倉；或(iii)根據《上市規則》所載《上市公司董事進行證券交易的標準守則》必須通知本公司及聯交所的權益或短倉；及

(ii) 本公司董事及最高行政人員並不知悉任何其他人士(本公司董事或最高行政人員除外)或企業於股份或相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部的條文必須向本公司披露的權益或短倉，或直接或間接擁有附帶在一切情況下於本集團任何成員公司的股東大會上投票的權利的任何類別股本面值10%或以上或有關資本的任何購股權。

本集團的成員公司名稱	股東名稱	權益百分比
青島中即港華燃氣有限公司	即墨市市政工程建設總公司	10%
山西港華煤層氣有限公司	山西晉城無煙煤礦業集團有限責任公司	30%
佛山市順德區港華燃氣有限公司	佛山市順德區南華投資有限公司	30%
	何炳坤	10%
蘇州港華燃氣有限公司	蘇州工業園區市政公用發展集團有限公司	45%
泰州港華燃氣有限公司	泰州城市燃氣有限公司	35%
銅陵港華燃氣有限公司	銅陵市燃氣總公司	30%
桐鄉港華天然氣有限公司	桐鄉市天然氣投資有限公司	24%
Uticom Limited	Innocom Limited	40%
蕪湖華衍水務有限公司	蕪湖市建設投資有限公司	25%
吳江港華燃氣有限公司	吳江城市投資發展有限公司	20%
吳江華衍水務有限公司	吳江市區域自來水投資有限公司	20%

(c) 據本公司董事及最高行政人員所知，於最後實際可行日期，下列人士(本公司董事、最高行政人員或本集團成員除外)直接或間接擁有附帶在任何情況下於本集團任何其他成員公司的股東大會上投票的權利的任何類別股本面值10%或以上，各有關人士於證券的權益數額，連同有關資本的任何購股權詳情如下：

本集團的成員公司名稱	股東名稱	權益百分比
丹陽港華燃氣有限公司	丹陽市煤氣公司	20%
易高航空燃料服務有限公司	香港蜆殼有限公司	33%
廣州東永港華煤氣有限公司	廣州世星投資有限公司	20%
廣州港華燃氣有限公司	廣州市番禺煤氣有限公司	20%
廣州建科港華燃氣有限公司	廣州開發區建設發展集團有限公司	30%
吉林港華燃氣有限公司	吉林市燃氣公司	37%
金壇港華燃氣有限公司	金壇市鹽業化學工業總公司有限公司	40%
南京化學工業園港華燃氣有限公司	南京化學工業園公用事業有限責任公司	20%
青島東億港華燃氣有限公司	青島東億實業總公司	40%

3. 該等2,119,415,545股股份由Macrostar Investment Limited(「Macrostar」)、Medley Investment Limited(「Medley」)及迪斯利置業有限公司(「迪斯利」)實益擁有。Macrostar為恒基兆業發展有限公司(「恒基發展」)的全資附屬公司。Medley及迪斯利為Timpani Investments Limited的全資附屬公司，而Timpani Investments Limited則為恒基發展的全資附屬公司。恒基兆業地產有限公司(「恒基地產」)的全資附屬公司Kingslee S.A.擁有恒基發展已發行股份總數的67.94%。

4. 恒基兆業有限公司(「恒基兆業」)實益擁有恒基地產已發行股份總數的57.80%。在該等2,123,382,017股股份中，2,119,415,545股股份相當於附註3所述的股份，而其他股份則由恒基兆業一全資附屬公司實益擁有。

5. 在該等2,203,861,776股股份中，2,123,382,017股股份相當於附註3及附註4所述的股份，80,479,759股股份則由富生有限公司(「富生」)實益擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)的受託人，擁有恒基兆業及富生股本中的全部已發行並有表決權的普通股股份。

6. 該等2,203,861,776股股份權益已於附註5重覆敘述。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)各自作為兩個全權信託的受託人，擁有單位信託的單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託的可能受益人，被視為有責任披露該等股份權益。

7. 該等2,203,861,776股股份包括附註3至附註6所述的股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有該等股份的權益。

8. 該等隆業發展有限公司的9,500股股份由本公司的全資附屬公司(擁有4,500股)及恒基地產的全資附屬公司(擁有5,000股)實益擁有。就附註3至附註7所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司的權益。

9. 該等Primeland Investment Limited的95股股份由本公司的全資附屬公司(擁有30股)及恒基地產的全資附屬公司(擁有65股)實益擁有。就附註3至附註7所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司的權益。

10. 該等溢匯國際有限公司的2股股份由本公司的全資附屬公司(擁有1股)及恒基地產的全資附屬公司(擁有1股)實益擁有。就附註3至附註7所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及本公司的權益。

11. 本公司的全資附屬公司HK&CG(China)因其與百江及本公司於2006年12月4日訂立買賣協議而被視為收購772,911,729股百江股份，據此，百江同意收購出售股份及股東貸款，代價為向HK&CG(China)配發及發行772,911,729股百江股份。就附註3至附註7所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有本公司的權益。

百江

董事	個人權益	家族權益	公司權益	其他權益	總計	概約百分比 *(附註1)*
李兆基博士	–	–	772,911,729 *(附註11)*	–	772,911,729	81.32
李家傑先生	–	–	–	772,911,729 *(附註11)*	772,911,729	81.32
李家誠先生	–	–	–	772,911,729 *(附註11)*	772,911,729	81.32

(b) 於最後實際可行日期，據本公司董事或最高行政人員所知，下列人士(本公司董事或最高行政人員除外)或企業於股份及相關股份中擁有根據《證券及期貨條例》第XV部第2及第3分部須向本公司披露的權益或短倉如下：

好倉

公司名稱	擁有權益的股份數目	概約百分比 *(附註1)*
迪斯利置業有限公司 *(附註3)*	1,159,024,597	21.04
Timpani Investments Limited *(附註3)*	1,643,249,599	29.83
恒基兆業發展有限公司 *(附註3)*	2,119,415,545	38.47
Kingslee S.A. *(附註 3)*	2,119,415,545	38.47
恒基兆業地產有限公司 *(附註 3)*	2,119,415,545	38.47
恒基兆業有限公司 *(附註 4)*	2,123,382,017	38.55
Hopkins (Cayman) Limited *(附註 5)*	2,203,861,776	40.01
Riddick (Cayman) Limited *(附註 6)*	2,203,861,776	40.01
Rimmer (Cayman) Limited *(附註 6)*	2,203,861,776	40.01
Macrostar Investment Limited *(附註 3)*	476,165,946	8.64
Medley Investment Limited *(附註 3)*	484,225,002	8.79

附註：

1. 於股份的好倉總額概約百分比指本公司或其任何相聯法團的已發行股本。

2. 該等股份由陳永堅先生與其配偶共同持有。

於本公司相聯法團股份中的好倉

隆業發展有限公司

董事	個人權益	家族權益	公司權益	其他權益	總計	概約百分比 *(附註1)*
李兆基博士	–	–	9,500 *(附註8)*	–	9,500	95
李家傑先生	–	–	–	9,500 *(附註8)*	9,500	95
李家誠先生	–	–	–	9,500 *(附註8)*	9,500	95

Primeland Investment Limited

董事	個人權益	家族權益	公司權益	其他權益	總計	概約百分比 *(附註1)*
李兆基博士	–	–	95 *(附註9)*	–	95	100
李家傑先生	–	–	–	95 *(附註9)*	95	100
李家誠先生	–	–	–	95 *(附註9)*	95	100

溢匯國際有限公司

董事	個人權益	家族權益	公司權益	其他權益	總額	概約百分比 *(附註1)*
李兆基博士	–	–	2 *(附註10)*	–	2	100
李家傑先生	–	–	–	2 *(附註10)*	2	100
李家誠先生	–	–	–	2 *(附註10)*	2	100

1. 責任聲明

本通函所載的資料乃遵照《上市規則》刊載，旨在提供有關本集團的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任（不包括關於百江、威華達及百仕達的資料），並在作出一切合理查詢後確認，就彼等所知及所信，於本通函內所發表的意見（不包括百江、威華達及百仕達的意見）乃經審慎周詳考慮後而達致，及本通函並無遺漏其他事實（不包括關於百江、威華達及百仕達的事實）致使本通函所載任何陳述有所誤導。

本通函內所載有關百江、威華達及百仕達的資料均由百江的董事提供，百江董事僅願就本通函所載有關百江、威華達及百仕達的資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，於本通函內所發表有關百江、威華達及百仕達的意見乃經審慎周詳考慮後而達致，及本通函並無遺漏有關百江、威華達及百仕達的其他事實致使本通函所載任何陳述有所誤導。

2. 權益披露

(a) 於最後實際可行日期，本公司各董事及最高行政人員於本公司及其相聯法團（按《證券及期貨條例》第XV部的涵義）的股份、相關股份及債券中擁有(i)根據《證券及期貨條例》第XV部第7及第8分部必須知會本公司及聯交所的權益及短倉（包括根據《證券及期貨條例》有關條文彼等被當作或視為擁有的權益或短倉）；或(ii)根據《證券及期貨條例》第352條規定必須載入該條例所指的登記冊內的權益及短倉；或(iii)根據《上市規則》所載《上市公司董事進行證券交易的標準守則》必須通知本公司及聯交所的權益及短倉如下：

於股份中的好倉

董事	個人權益	家族權益	公司權益	其他權益	總計	概約百分比 *(附註1)*
李兆基博士	3,226,174	–	2,203,861,776 *(附註7)*	–	2,207,087,950	40.07
廖烈文先生	1,778,681	–	–	–	1,778,681	0.03
李國寶博士	15,000,000	–	–	–	15,000,000	0.27
陳達雄先生	1,940	–	–	–	1,940	0.00
李家傑先生	–	–	–	2,203,861,776 *(附註6)*	2,203,861,776	40.01
陳永堅先生	102,825 *(附註2)*	–	–	–	102,825	0.00
關育材先生	36,300	41,129	–	–	77,429	0.00
李家誠先生	–	–	–	2,203,861,776 *(附註6)*	2,203,861,776	40.01

此，預期陳先生和關先生在履行本公司和百江的董事職責時，應不存在任何衝突。陳先生和關先生在履行本公司和百江的董事職責時，倘若存在任何衝突，二人將遵守《上市規則》以及本公司和百江憲章文件的適用規定。

除上述的百江董事局成員變動以外，收購交易不會對百江的高級管理人員帶來任何其他變動。

9. 須予披露的交易

依據買賣協議所進行的交易構成本公司的一項須予披露的交易，根據《上市規則》的規定，本公司須遵守發出公告和申報的規定，但不須經過股東批准。

10. 申請清洗豁免

HK&CG(China)將於成交時收購代價股份。根據《收購守則》規則26，HK&CG(China)和其一致行動人士有責任提出強制全面要約，收購百江全部未為HK&CG(China)和其一致行動人士所擁有的證券。HK&CG(China)已為此根據《收購守則》規則26的豁免註釋1，向執行人員申請清洗豁免。倘若執行人員授予清洗豁免，仍有待(其中包括)百江獨立股東在百江股東特別大會以投票表決方式批准清洗豁免後，方告作實。證監會已經表示，按照《收購守則》，APPL、Kenson、Supreme All和威華達未被認為有足夠的獨立性，因此在百江股東特別大會上，應當放棄投票表決有關批准清洗豁免的決議案。本公司知悉，APPL、Kenson、Supreme All和威華達將會在百江股東特別大會上放棄投票表決有關批准清洗豁免的決議案。

11. 其他資料

閣下亦請垂注本通函附錄所載的其他資料。

此致

列位股東 台照

承董事會命
常務董事
陳永堅
謹啟

香港，2006年12月23日

董事(包括獨立非執行董事)相信,買賣協議乃按照正常商業條款訂立的,其條款亦屬公平合理,並符合本集團和股東的整體利益。

7. 收購交易的財務影響

於最後實際可行日期,目標公司為本公司全資擁有的附屬公司HK&CG(China)的全資擁有的附屬公司。緊隨成交後,目標公司將不屬於本集團的附屬公司。本公司透過HK&CG(China),將於成交後擁有百江集團約45%的權益(根據自最後實際可行日期直至成交時並無進一步發行百江股份為基準,惟代價股份除外)並將百江視為聯營公司。本公司將根據香港財務報告準則第3號「業務合併」釐定收購交易產生的商譽並將計入於聯營公司的投資。該商譽須根據香港會計準則第28號「於聯營公司的投資」及香港會計準則第36號「資產減值」進行減值評估。成交後,百江集團的業績將由本公司以權益會計法計算。

本公司預期於成交後,本集團會因出售其於目標公司的權益而錄得約3,095,000,000港元的出售收益。

上述出售收益乃根據代價股份於2006年12月15日的公平值每股百江股份4.90港元與目標公司於2006年9月30日的應佔本公司總計經審核資產淨值總額及股東貸款的差額而釐定。由於代價股份於成交日的公平值與於2006年12月15日的公平值或會有重大差異,而目標公司於成交日的總計資產淨值總額與於2006年9月30日的總計經審核資產淨值總額或亦會有差異,故出售收益的最終數額將會與上文所列數額有異。

8. 百江董事局成員的建議變動

在成交時,HK&CG(China)將委派4名人士,即陳永堅先生(「陳先生」)、關育材先生(「關先生」)、何漢明先生和黃維義先生進入百江董事局,成為百江的執行董事,而威華達則將會促使3名執行董事(即鄧先生、李福軍先生和張克宇先生)辭去百江董事局的職務。因此,至成交時,百江董事局將有11名成員,包括7名執行董事、1名非執行董事和3名獨立非執行董事。於成交時,歐先生將辭任百江主席一職,而HK&CG(China)將委任陳永堅先生為百江主席。

雖然陳先生和關先生目前為董事,但在成交後,二人仍有充裕時間兼任百江的執行董事。陳先生和關先生獲委任進入百江的董事局後,應會較少參與百江的日常管理工作,而將會參與主要決策過程,並繼續擔任和履行百江董事的職務;另外兩名由HK&CG(China)委任進入百江董事局的執行董事,即何漢明先生和黃維義先生將會承擔百江較多的管理責任。故

5. 有關百江的資料

百江於2005年12月31日的經審核綜合資產淨值約2,032,000,000港元。

百江截至2004年12月31日止財政年度的除税和非經常項目前和後的經審核綜合純利分別約332,000,000港元和312,000,000港元，以及百江截至2005年12月31日止財政年度的除税和非經常項目前和後的總計經審核綜合純利總額分別約241,000,000港元和206,000,000港元。

百江於2006年6月30日的未經審核綜合資產淨值約1,910,000,000港元，以及百江截至2006年6月30日止六個月的除税和非經常項目前和後的總計未經審核綜合淨虧損總額分別約184,000,000港元和191,000,000港元。

6. 進行收購交易的理由和裨益

本公司以成為亞洲區內主要管道燃氣營運商為目標，收購交易正標誌本公司在實現這目標上邁向新里程，本公司得以共享百江在中國的燃氣項目。本公司和百江兩者的60個項目共跨越中國12省55個城市。本公司相信其管道燃氣業務與在百江約45%權益結合後，有助本公司抓緊中國管道燃氣基礎建設的迅速發展。

本公司於成交後將不會將其在中國的所有管道燃氣及相關業務注入百江，並將繼續其在中國其他地區如廣東省、華中、華東、華北及西北地區維持其管道燃氣及相關業務。本集團在中國的燃氣項目詳情載列於本公司2005年年報及2006年中期報告書內。本公司並無就管道燃氣及相關業務不與百江的業務競爭，而向百江作出不競爭承諾。

儘管如上文所述，本公司有意推動百江成為中國主要的管道燃氣營運商，同時有意支持百江成為日後收購中國管道燃氣項目的收購平台。本公司和百江有意在未來進行的收購時互相配合，按個別項目選擇最合適的收購平台。其考慮的因素將包括：以現有的營運發揮協同效益的能力、項目的法律規定、對當地的營商環境的熟悉程度、投資規模等。本公司和百江也可能合作共同收購管道燃氣項目。鑑於上文所述，以及本公司與百江的現有管道燃氣業務位於中國不同地區，並為不同客戶提供服務，因此董事會認為，本公司與百江就類似業務的競爭乃可避免。

於本通函發出當日，各方沒有任何指定的燃氣項目作日後收購目標。

4. 有關目標公司的資料

目標公司均為在英屬維爾京群島註冊成立的私人公司，是HK&CG(China)的全資附屬公司。目標公司合共持有10家中國公司27%至100%不等的股權。該等中國公司在中國多個城市經營，包括青島、淄博、龍口、濰坊、威海、泰安、馬鞍山和安慶，全部均於中國從事管道燃氣資產和相關業務。

目標公司於2006年9月30日的總計經審核資產淨值總額為約80,100,000港元。

目標公司截至2004年12月31日止財政年度的總計除税和非經常項目前和後的經審核純利總額分別為約5,100,000港元及2,500,000港元；目標公司截至2005年12月31日止財政年度的總計除税和非經常項目前和後的經審核純利總額分別為約22,600,000港元及22,000,000港元。

成交時，目標公司欠HK&CG(China)總額約568,093,080港元的股東貸款，其中約476,700,000港元屬免息貸款，約91,400,000港元屬附息貸款，利率由每年4.25釐至5.86釐不等。以下是股東貸款的到期還款時間表：

到期日	金額約數 (港元) *(附註)*
無定期還款日	352,329,746
2007年12月前	38,908,000
2008年至2010年	52,444,093
2011年至2016年	124,411,241
	568,093,080

附註： 就本通函而言，金額已按照1.00美元兑7.7816港元和1港元兑人民幣1.0106元的貨幣兑換率換算為港元，兑換率僅用作説明用途，並不構成任何以人民幣、美元或港元列值的金額可按該匯率或任何其他匯率進行兑換的聲明。

成交後，目標公司持有超過50%股權的中國公司(青島中即港華燃氣有限公司、青島東億港華燃氣有限公司和龍口港華燃氣有限公司)將會列為百江的附屬公司，該等公司的業績將會以購買法會計制計入百江的帳目內。至於目標公司持有不超過50%股權的中國公司將會分別列為百江的聯營公司(淄博綠博燃氣有限公司)或共同控制實體(淄博港華燃氣有限公司、威海港華燃氣有限公司、濰坊港華燃氣有限公司、泰安泰山港華燃氣有限公司、馬鞍山港華燃氣有限公司和安慶港華燃氣有限公司)，該等公司的業績將會以權益法計入百江的帳目內。

下表列出百江在進行收購交易和發行代價股份以前和緊隨其後的股權情況：

	進行收購交易和發行代價股份前		緊隨進行收購交易和發行代價股份之後	
	於最後實際可行日期持有的百江股份數目	於最後實際可行日期佔股本概約百分比 (%)	持有百江股份的數目	佔經發行代價股份擴大的股本概約百分比 (%)
Kenson	401,233,462	42.22	350,222,842 *(附註1)*	20.32 *(附註1)*
Supreme All	169,491,525	17.83	169,491,525	9.84
APPL	5,081,600	0.53	0 *(附註2)*	0 *(附註2)*
HK&CG(China)	0	0	772,911,729	44.85
惠理基金管理公司	100,906,538	10.62	100,906,538 *(附註3)*	5.86 *(附註3)*
公眾股東	273,706,766	28.80	329,798,986 *(附註4)*	19.14 *(附註4)*
百江股份總數	**950,419,891**	**100.00%**	**1,723,331,620**	**100.00%**

附註1： 假設Kenson在成交時或以前減持百江之2.96%股權（基於威華達向聯交所承諾維持百江的公眾持股量）。

附註2： 假設APPL在成交時或以前減持百江之0.30%股權（基於APPL向聯交所承諾維持百江的公眾持股量）。

附註3： 於最後實際可行日期，惠理基金管理公司是百江的主要股東（定義見《上市規則》），因此，其於百江的股權並不被視為由公眾人士持有。然而，該等股權將於成交時基於發行代價股份而按比例攤薄，因而合資格成為公眾持股量的一部分。

附註4： 此數字不包括惠理基金管理公司持有的百江股份，以及假設APPL和Kenson在成交時或以前已分別減持百江0.30%和2.96%股權。

緊隨成交後百江的公司架構圖：


威華達
HK&CG(China)
公眾
100%
100%
Kenson
Supreme All
44.85%
25% (附註2)
30.16% (附註1)
百江
100%
100%
100%
100%
100%
100%
100%
100%
現有業務
目標公司1
目標公司2
目標公司3
目標公司4
目標公司5
目標公司6
目標公司7
目標公司8
90%
60%
100%
50%
50%
青島中即港華燃氣有限公司
青島東億港華燃氣有限公司
龍口港華燃氣有限公司
威海港華燃氣有限公司
馬鞍山港華燃氣有限公司
50%
27%
50%
50%
50%
淄博港華燃氣有限公司
淄博綠博燃氣有限公司
濰坊港華燃氣有限公司
泰安泰山港華燃氣有限公司
安慶港華燃氣有限公司

附註：

1. 在成交時或以前，其中9.84%和20.32%的股權將分別由Supreme All和Kenson持有（假設Kenson已經基於威華達向聯交所承諾維持百江的公眾持股量，而減持百江2.96%股權）。

2. 假設在成交時或以前，APPL和Kenson分別減持百江0.30%股權（即緊隨發行代價股份後，APPL在百江的全部權益）和2.96%的股權（基於APPL及威華達各自向聯交所承諾維持百江的公眾持股量），以及惠理基金管理公司目前持有的100,906,538股百江股份將於成交時基於發行代價股份而按比例攤薄。

3. 百江及目標公司的股權架構

以下是百江及目標公司於買賣協議訂立當日和緊隨成交後的精簡公司架構圖。

百江於買賣協議訂立當日的公司架構圖：


APPL
威華達
0.5%
100%
100%
Kenson
Supreme All
惠理基金管理有限公司
公眾
42.5%
17.9%
10.7%
28.4%
60.4%
百江
現有業務

附註： 上述公司架構圖的數字已進位至小數點後一個位列示。

目標公司於買賣協議訂立當日的精簡公司架構圖：


本公司
100%
其他業務
HK&CG(China)
100%
100%
100%
100%
100%
100%
100%
100%
目標公司1
目標公司2
目標公司3
目標公司4
目標公司5
目標公司6
目標公司7
目標公司8
90%
60%
青島中即港華燃氣有限公司
青島東億港華燃氣有限公司
100%
龍口港華燃氣有限公司
50%
威海港華燃氣有限公司
50%
馬鞍山港華燃氣有限公司
其他業務
50%
27%
淄博港華燃氣有限公司
淄博綠博燃氣有限公司
50%
濰坊港華燃氣有限公司
50%
泰安泰山港華燃氣有限公司
50%
安慶港華燃氣有限公司

(c) 按照《上市規則》的規定，威華達股東通過批准百江購買出售股份、受讓股東貸款和發行代價股份的決議案；

(d) 聯交所有條件或無條件批准代價股份在聯交所主板上市和買賣；

(e) 沒有任何相關的政府、政府的或半政府的或法定或監管的組織、法院或機關頒佈任何法令或作出任何決定，限制或禁止根據買賣協議進行交易；

(f) 證監會授予清洗豁免；

(g) 在成交時，HK&CG(China)根據買賣協議給予的保證在各重要方面仍屬真實，並沒有誤導成份；以及

(h) 在成交時，百江根據買賣協議給予的保證在各重要方面仍屬真實，並沒有誤導成份。

HK&CG(China)和本公司應當向百江提供一切合理協助，讓其最遲於最後期限前完成上述(a)至(d)項的先決條件所規定的責任。

百江或HK&CG(China)均無權豁免(a)至(f)項任何一項先決條件；但百江可酌情豁免(g)項的先決條件，HK&CG(China)則可酌情豁免(h)項的先決條件。

成交： 若出售股份與股東貸款的買賣非同時完成，則百江沒有責任完成購買出售股份和股東貸款，HK&CG(China)也沒有責任完成賣出出售股份和股東貸款。

買賣協議將於成交日完成。

如有任何一項先決條件不能在最後期限或之前達成，買賣協議將告終止(買賣協議另有明確指定者除外)，訂約各方一概不得向其他各方提出任何索償，但就先前已經違反買賣協議條款而提出的索償除外。

擔保： 本公司已經訂立買賣協議，藉此擔保HK&CG(China)根據買賣協議履行其責任。

及相當於緊接和包括該公告發出當日前最後交易日前百江股份的最後連續五個和十個交易日，百江股份在聯交所的平均收市價分別溢價約11.82%和約12.70%。

各方經過公平磋商後，並考慮以下各項因素後釐定收購交易的代價：

(a) 目標公司的未來前景，包括該等公司的預期盈利能力；

(b) 其他的管道燃氣公司的市帳率；

(c) 預期通過收購交易在營運上實現的協同效益；

(d) 預期百江在進行收購交易後，其市場地位和競爭力的提升；以及

(e) 本公司持有百江的股權將帶來一定裨益，包括共享之管道燃氣的專業知識和管理上的支援。

代價股份將與成交日已發行的百江股份享有同等地位。百江將向聯交所申請批准代價股份上市和買賣。

先決條件：

買賣協議須待下列的先決條件在最後期限或以前達成後，方告完成：

(a) 按照買賣協議和《上市規則》的相關規定，百江股東通過批准購買出售股份、受讓股東貸款以及發行代價股份的決議案；

(b) 按照《收購守則》的相關規定，百江獨立股東通過批准清洗豁免的決議案；

在本公司董事作出一切合理查詢後，據其所得資料和所知所信，百江和威華達及彼等各自的最終實益擁有人均屬本公司與其關連人士的獨立第三方。

收購的對象：

收購交易的對象包括：

(1) 出售股份

目標公司各自的全部已發行股本。目標公司目前合共持有10家中國公司27%至100%不等的股權。該等中國公司在中國多個城市經營，包括青島、淄博、龍口、濰坊、威海、泰安、馬鞍山和安慶，全部均於中國從事管道燃氣資產和相關業務。

(2) 股東貸款

於成交時，目標公司欠HK&CG(China)或其聯繫人的未償還貸款約為568,093,080港元，連同所有應計利息（如有）。股東貸款將於成交時轉讓予百江，百江將成為股東貸款的受益人，貸款會償還予百江。

代價：

收購交易的代價是依據目標公司最後估值而釐定，各方已經同意代價為3,230,771,027港元。

百江將會向HK&CG(China)配發和發行代價股份，藉此支付收購交易的代價。代價股份將以每股百江股份4.18港元發行。按照百江於買賣協議訂立當日的已發行股本944,669,891股百江股份計算，代價股份相當於百江當時已發行股本約81.82%，並相當於買賣協議訂立當日，百江經發行代價股份後擴大的已發行股本45%。代價股份並無設有禁售限制。

於2006年11月30日，即緊接該公告發出當日前百江股份的最後交易日，百江股份在聯交所收市報每股百江股份3.96港元（「最後收市價」）。代價股份以每股百江股份4.18港元發行，較最後收市價溢價約5.56%，以

2. 收購交易

於2006年12月4日，百江與HK&CG(China)和本公司訂立買賣協議。根據買賣協議，百江同意依據買賣協議的條款和條件，向HK&CG(China)有條件地購買出售股份，以及購買和受讓股東貸款。本公司作為HK&CG(China)的控股公司，同意擔保HK&CG(China)根據買賣協議履行其責任。

下述為買賣協議的主要條款概要：

日期： 2006年12月4日

訂約方：

(1) 百江(買方)

(2) HK&CG(China)(賣方)

(3) 本公司(賣方的擔保人)

百江於開曼群島註冊成立，其主要業務是在中國銷售和經銷液化石油氣和天然氣，包括銷售散裝和瓶裝液化石油氣；供應管道燃氣和天然氣；建設管道燃氣網絡；經營城市管道氣網；經營燃氣汽車加氣站；以及銷售液化石油氣和天然氣相關用具。

HK&CG(China)是英屬維爾京群島註冊成立的投資控股公司，持有目標公司全部已發行股本。目標公司則合共持有10家中國公司27%至100%不等的股權。該等中國公司在中國營運管道燃氣資產和相關業務。

本公司是在香港註冊成立的有限公司，主要業務包括在香港和中國生產、經銷和推廣燃氣和相關業務。本公司目前由恒基兆業發展有限公司持有約38.47%。恒基兆業發展有限公司是在香港註冊成立的有限公司，其股份在聯交所主板上市(股份代號：0097)，並且由恒基兆業地產有限公司持有約67.94%。恒基兆業地產有限公司是在香港註冊成立的有限公司，其股份在聯交所主板上市(股份代號：0012)。

HK&CG(China)或本公司在進行收購交易前，與百江、威華達或百仕達之間均不存在任何股本關係或任何交易。

香港中華煤氣有限公司

(於香港註冊成立之有限公司)

執行董事：
陳永堅先生 *(常務董事)*
陳達雄先生
關育材先生

非執行董事：
李兆基博士 *(主席)*
林高演先生
李家傑先生
李家誠先生

獨立非執行董事：
廖烈文先生
梁希文先生
李國寶博士

註冊辦事處及主要營業地點：
香港
北角
渣華道363號
23樓

敬啟者：

須予披露交易

1. 緒言

本公司、百江及威華達於2006年12月4日發表聯合公告，於2006年12月4日，百江與HK&CG(China)和本公司訂立買賣協議。根據買賣協議，百江同意依據買賣協議的條款和條件，向HK&CG(China)有條件地購買出售股份，以及購買和受讓股東貸款。百江已經同意向HK&CG(China)配發和發行代價股份(入帳列為繳足股款股份)，作為百江購買出售股份和受讓股東貸款的代價。HK&CG(China)是本公司全資擁有的附屬公司，目標公司則是HK&CG(China)全資擁有的附屬公司。

依據買賣協議所進行的交易構成本公司的一項須予披露交易，根據《上市規則》的規定，本公司須遵守發出公告和申報的規定，但不須經過股東批准。本通函旨在向　閣下提供買賣協議及收購交易的其他資料。

「目標公司」	指	目標公司1、目標公司2、目標公司3、目標公司4、目標公司5、目標公司6、目標公司7和目標公司8
「美元」	指	美利堅合眾國的法定貨幣美元
「清洗豁免」	指	根據《收購守則》規則26的豁免註釋1，證監會就HK&CG(China)與其一致行動人士提出強制全面要約，收購百江全部證券(HK&CG(China)與其一致行動人士在緊隨成交後擁有者除外)的責任之豁免
「%」	指	百分比

於本通函內，人民幣已按人民幣1.0106元兑1港元及美元已按7.7816港元兑1美元的匯率兑換為港元，惟僅供參考之用，並不代表任何人民幣、港元或美元金額已經、應可或可以按該匯率或任何其他匯率轉換。

於本通函內，在中國成立的公司／實體的英文名稱僅為其中文官方名稱的翻譯。如有歧異之處，概以中文名稱為準。

「股東貸款」	指	成交時，目標公司欠HK&CG(China)或其聯繫人未償還貸款總額約568,093,080港元(即352,329,746港元、5,000,000美元和人民幣178,730,000元，就本通函而言，該總額已按照1.00美元兑7.7816港元和1港元兑人民幣1.0106元的貨幣兑換率換算為港元，兑換率僅用作說明用途)，連同所有應計利息(如有)
「股東」	指	股份持有人
「百仕達」	指	百仕達控股有限公司，一家於百慕達註冊成立的有限公司，其股份在聯交所主板上市(股份代號：1168)
「聯交所」	指	香港聯合交易所有限公司
「Supreme All」	指	Supreme All Investments Limited，一家於英屬維爾京群島註冊成立的公司，威華達全資擁有的附屬公司
「收購守則」	指	證監會發出(經不時修訂)的《公司收購及合併守則》
「目標公司1」	指	Hong Kong & China Gas (Qingdao) Limited，一家於英屬維爾京群島註冊成立的有限公司
「目標公司2」	指	Hong Kong & China Gas (Zibo) Limited，一家於英屬維爾京群島註冊成立的有限公司
「目標公司3」	指	Hong Kong & China Gas (Yantai) Limited，一家於英屬維爾京群島註冊成立的有限公司
「目標公司4」	指	Hong Kong & China Gas (Weifang) Limited，一家於英屬維爾京群島註冊成立的有限公司
「目標公司5」	指	Hong Kong & China Gas (Weihai) Limited，一家於英屬維爾京群島註冊成立的有限公司
「目標公司6」	指	Hong Kong & China Gas (Taian) Limited，一家於英屬維爾京群島註冊成立的有限公司
「目標公司7」	指	Hong Kong & China Gas (Maanshan) Limited，一家於英屬維爾京群島註冊成立的有限公司
「目標公司8」	指	Hong Kong & China Gas (Anqing) Limited，一家於英屬維爾京群島註冊成立的有限公司

「歐先生」	指	歐亞平先生，百江、威華達和百仕達的主席兼執行董事，於該公告發出當日，與其配偶共同直接持有威華達0.07%股份，並通過APPL間接持有威華達14.2%和百江0.54%股份
「鄧先生」	指	鄧銳民先生，百江的副主席，兼百江、威華達和百仕達的執行董事，於該公告發出當日，直接持有百江0.36%股份
「百江」	指	百江燃氣控股有限公司，一家於開曼群島註冊成立的有限公司，其股份在聯交所主板上市(股份代號：1083)
「百江股東特別大會」	指	百江將召開的股東特別大會，藉以讓百江股東考慮和酌情批准通過收購交易和發行代價股份，並讓百江獨立股東考慮和酌情批准通過清洗豁免
「百江集團」	指	百江與其附屬公司
「百江獨立股東」	指	不被《收購守則》禁止投票的百江股東
「百江股份」	指	百江股本中每股面值0.10港元的普通股
「百江股東」	指	百江的股東
「中國」	指	中華人民共和國，就本通函而言，不包括香港、中國澳門特別行政區和台灣
「人民幣」	指	中國的法定貨幣人民幣
「出售股份」	指	目標公司各自的全部已發行股本
「證監會」	指	香港證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章《證券及期貨條例》
「股份」	指	本公司股本中每股面值0.25港元的股份

「董事」	指	本公司的董事
「威華達」	指	威華達控股有限公司，一家於百慕達註冊成立的有限公司，其股份在聯交所主板上市(股份代號：0622)
「威華達股東」	指	威華達的股東
「執行人員」	指	證監會企業融資部的執行董事或其代表
「本集團」	指	本公司與其附屬公司
「港元」	指	香港的法定貨幣港元
「HK&CG(China)」	指	Hong Kong & China Gas (China) Limited，一家於英屬維爾京群島註冊成立的有限公司，本公司全資擁有的附屬公司
「香港會計準則第28號」	指	香港會計師公會頒佈的香港會計準則第28號「於聯營公司的投資」
「香港會計準則第36號」	指	香港會計師公會頒佈的香港會計準則第36號「資產減值」
「香港財務報告準則第3號」	指	香港會計師公會頒佈的香港財務報告準則第3號「業務合併」
「香港」	指	中國香港特別行政區
「Kenson」	指	Kenson Investment Limited，一家於英屬維爾京群島註冊成立的公司，威華達全資擁有的附屬公司
「最後實際可行日期」	指	2006年12月19日，即刊印本通函前，確定其中若干資料的最後實際可行日期
「上市規則」	指	聯交所《證券上市規則》
「最後期限」	指	2007年3月31日，或買賣協議訂約各方書面同意的其他較後日期
「液化石油氣」	指	液化石油氣

於本通函內，除文義另有所指外，下列詞彙具以下涵義：

「收購交易」	指	百江發行代價股份為代價，以進行一項收購出售股份以及受讓股東貸款，並符合買賣協議其他條款和條件的交易
「買賣協議」	指	百江、HK&CG(China)與本公司於2006年12月4日訂立有關收購交易的買賣協議
「該公告」	指	本公司、百江及威華達於2006年12月4日就(其中包括)收購交易、買賣協議及發行代價股份聯合發表的公告
「APPL」	指	Asia Pacific Promotion Limited，一家於英屬維爾京群島註冊成立的公司，由歐先生全資擁有
「聯繫人」	指	具有《上市規則》所賦予的涵義
「董事會」	指	董事會
「英屬維爾京群島」	指	英屬維爾京群島
「本公司」	指	香港中華煤氣有限公司，一家於香港註冊成立的公司，其股份在聯交所主板上市
「成交」	指	收購交易按照買賣協議的條款成交
「成交日」	指	進行成交當日，即先決條件中最後一項獲達成或豁免當日後第二個營業日
「先決條件」	指	買賣協議所載進行成交的先決條件
「發行代價股份」	指	向HK&CG(China)配發和發行代價股份，作為收購交易的代價
「代價股份」	指	772,911,729股百江股份，相當於買賣協議訂立當日，百江發行代價股份後擴大的股本的45%

目　錄

頁次

此乃要件　請即處理

閣下對本通函各方面內容或應辦之手續**如有任何疑問**，應諮詢　閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**香港中華煤氣有限公司**股份，應立即將本通函送交買主或承讓人，或經手出售或轉讓之銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

香港中華煤氣有限公司

(於香港註冊成立之有限公司)

(股份代號：0003)

須予披露交易

2006年12月23日